Exhibit 99.1

Radware Announces Extraordinary General Meeting

TEL AVIV, Israel, April 24, 2025 – Radware® (NASDAQ: RDWR), a global leader in application security and delivery solutions for multi-cloud environments, today announced that an Extraordinary General Meeting of Shareholders (the ”Extraordinary General Meeting” or the “Meeting”) will be held on Thursday, May 29, 2025, at 8:00 a.m. (EST), at the offices of Radware Inc., 575 Corporate Drive, Mahwah, N.J. 07430, U.S.A. The record date for the Meeting is April 25, 2025.

The agenda of the Meeting is: (1) to approve grants of equity-based awards to, and modifications in the structure of the annual bonus of, the president and chief executive officer of the Company; and (2) transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Proposal 1, the proposal voted upon, requires the approval of a simple majority of the shares voted on the matter at the Meeting, either in person or by proxy; provided that either (i) the shares voted in favor of the proposal include at least a majority of the shares voted at the Meeting, either in person or by proxy, by shareholders who are not “controlling shareholders” and do not have a “personal interest” (as such terms are defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)) in such proposal or (ii) the total number of shares voted against such proposal by the disinterested shareholders described in clause (i) does not exceed 2% of the aggregate voting rights in the Company. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law.

In the absence of the requisite quorum of shareholders at the Extraordinary General Meeting, the Extraordinary General Meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Extraordinary General Meeting in accordance with the Company’s Articles of Association.

Additional Information and Where to Find It

In connection with the Extraordinary General Meeting, Radware will make available to its shareholders of record a proxy statement describing the proposal to be voted upon at the Extraordinary General Meeting, along with a proxy card enabling them to indicate their vote on the matter. The Company will also furnish copies of the proxy statement and proxy card to the U.S. Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov, the Company’s website at https://www.radware.com/ir/financial-info/ or by directing such request to the Company’s Investor Relations department at ir@radware.com.

About Radware

Radware® (NASDAQ: RDWR) is a global leader in application security and delivery solutions for multi-cloud environments. The company’s cloud application, infrastructure, and API security solutions use AI-driven algorithms for precise, hands-free, real-time protection from the most sophisticated web, application, and DDoS attacks, API abuse, and bad bots. Enterprises and carriers worldwide rely on Radware’s solutions to address evolving cybersecurity challenges and protect their brands and business operations while reducing costs. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on: Facebook,  LinkedIn, Radware Blog, X, and YouTube.

©2025 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

Contacts
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contacts:
Gerri Dyrek, gerri.dyrek@radware.com

Safe Harbor Statement
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions, including as a result of the state of war declared in Israel in October 2023 and instability in the Middle East, the war in Ukraine, tensions between China and Taiwan, financial and credit market fluctuations (including elevated interest rates), impacts from tariffs or other trade restrictions, inflation, and the potential for regional or global recessions; our dependence on independent distributors to sell our products; our ability to manage our anticipated growth effectively; our business may be affected by sanctions, export controls, and similar measures, targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; the ability of vendors to provide our hardware platforms and components for the manufacture of our products; our ability to attract, train, and retain highly qualified personnel; intense competition in the market for cybersecurity and application delivery solutions and in our industry in general, and changes in the competitive landscape; our ability to develop new solutions and enhance existing solutions; the impact to our reputation and business in the event of real or perceived shortcomings, defects, or vulnerabilities in our solutions, if our end-users experience security breaches, or if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors or by a critical system failure; our use of AI technologies that present regulatory, litigation, and reputational risks; risks related to the fact that our products must interoperate with operating systems, software applications and hardware that are developed by others;  outages, interruptions, or delays in hosting services; the risks associated with our global operations, such as difficulties and costs of staffing and managing foreign operations, compliance costs arising from host country laws or regulations, partial or total expropriation, export duties and quotas, local tax exposure, economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate, or public health concerns; our net losses in the past and the possibility that we may incur losses in the future; a slowdown in the growth of the cybersecurity and application delivery solutions market or in the development of the market for our cloud-based solutions; long sales cycles for our solutions; risks and uncertainties relating to acquisitions or other investments; risks associated with doing business in countries with a history of corruption or with foreign governments; changes in foreign currency exchange rates; risks associated with undetected defects or errors in our products; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; laws, regulations, and industry standards affecting our business; compliance with open source and third-party licenses; complications with the design or implementation of our new enterprise resource planning (“ERP”) system; our reliance on information technology systems; our ESG disclosures and initiatives; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

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